EXHIBIT 15.1

April 16, 2019

Mr. Todd Higley

Chief Executive Officer

Vortex Brands Co.

3511 Del Paso Rd.

Sacramento, CA 95835

Dear Mr. Higley:

Thank you for having offered me a position on the Board of Directors for the Vortex Brands Company.  I am honored to have received this offer and I have chosen to accept the position.  I am accepting the challenge of serving on this Board because I believe the benefits that can be derived from the implementation of the technology can be significant in terms of environmental emissions reductions, while having social and industry benefits by overall reductions in the cost of electricity.  It is my hope and intention that as a Board member I can help Vortex brands promote this technology in a fashion that will bring it to mainstream acceptance.

I have been following the development and improvement of the computer-controlled electricity consumption efficiency device invented by the Widner family and marketed by Tripac Systems for over a decade.  When I was in charge of the Wyoming Energy office, I purchased three of the Tripac units as test units and installed them at three different locations that were unrelated in their operations with the exception that they all used large electric motors. They included a lumber mill in Saratoga, WY, a railroad tie plant in Laramie, WY, and a cold storage facility also located in Laramie.  The results were exceptional.  In all cases, the consumption efficiency was significantly improved.

I am confident that based on my test results from the units that were installed, that this technology when implemented by electric utility companies can and will reduce the amount of power they need to generate, thereby reducing their power generation costs by being able to purchase less fuel, can reduce the congestion on existing power lines, and can help to reduce their overall environmental emissions.

Those industries who choose to install them on their side of the electric meter, can benefit by reducing the costs associated with electricity they need to purchase in order to power inductive loads, especially electric motor loads.  When billed for demand charges, significant savings can be realized.

I look forward to our working together to make this technology a success.

Best Regards,

/s/ John F. Nunley III